UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Almon, Sr., William J.
   10570 Blandor Way
   Los Altos Hills, CA 94024
   USA

2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( )
   Other(specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Code	V	4. Securities Acquired (A) or Disposed of (D) Amount	A/D	Price	5. Amount of Securities Beneficially Owned at End of Month	6. Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
COMMON	01/28/2002	P		10,000	A	$0.865	110,000	D	

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned

1.Title of Derivative Security	2.Con-version or Exercise Price of Deriva-tive Secu-rity	3. Transaction	4.		5.Number of Derivative Securities Acquired(A) or Disposed of(D)		6.Date Exercisable and Expiration Date(Month/Day/Year)		7.Title and Amount of Underlying Securities	8.Price of Derivative Security	9.Number of Derivative Securities Beneficially Owned at End of Month	10.Direct(D) or Indirect (I)	11.Nature of Indirect Beneficial Ownership
		Date	Code	V	Amount	A/D	Date Exer-cisa-ble	Expiration Date	Title and Number of Shares				

Explanation of Responses:

SIGNATURE OF REPORTING PERSON

/s/ William J. Almon, Sr.

DATE

February 8, 2002
